March 27, 2020
Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Life Insurance Company (the “Company”) Post-Effective Amendment No. 2 on Form S-1 File No. 333-225314

Commissioners:

The Company is filing under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 2 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain individual single premium deferred index-linked annuity contracts.

The Company respectfully requests selective review of the Amendment in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Except for the principal differences discussed below, the disclosure set forth in the Amendment is not substantially different from disclosure included in Post-Effective Amendment No. 1 to the Registration Statement, as filed on March 29, 2019 (Accession No. 0001559495-19-000025), which was declared effective by the Commission on May 1, 2019.

The changes made in the Amendment are as follows:

•	Revising Tax disclosure;

•	Making non-material updates and revisions;

•	Including statutory-basis financial statements as of December 31, 2019;

•
Updating auditor information regarding the audit of financial statements of Symetra Financial Corporation and its subsidiaries and their separate accounts for the fiscal year ending December 31, 2020; and

•	Updating disclosures regarding Selected Financial Data, Executive Compensation and Management’s Discussion and Analysis.

Please note, the financial statements and the Management’s Discussion and Analysis are on a statutory-basis due to relief the Company was granted in August of 2019.

Other than the changes noted above, the Company believes there are no specific areas in the Amendment that warrant particular attention by the Commission staff.

Please direct any questions or comments regarding the Registration Statement to me at 425-256-8884 or at rachel.dobrow.stone@symetra.com.

Sincerely,

/s/ Rachel Dobrow Stone
Rachel Dobrow Stone
Senior Counsel
Symetra Life Insurance Company